Exhibit 99.2

REGISTERED SHAREHOLDERS

PROXY FORM FOR OUR ANNUAL GENERAL SHAREHOLDER MEETING ON MAY 6, 2014

PROXY SOLICITED BY AND ON BEHALF OF MANAGEMENT

Our annual general shareholder meeting (Meeting) will be held at 9:30 a.m. (Eastern time) on Tuesday, May 6, 2014 at the Ottawa Convention Centre, 55 Colonel By Drive, Level 2, Ottawa Salon, Ottawa, Ontario.

This information sheet and its reverse side provide important information to help you complete your proxy form. The proxy form is attached to this information sheet (see pages 1 and 2) and can be easily separated by tearing along the perforated line.

YOUR VOTE IS IMPORTANT
As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, considering an advisory vote on executive compensation, considering two shareholder proposals, and any other items that may properly come before the Meeting. You can vote your shares by proxy or in person at the Meeting or any adjournment. If you receive more than one proxy form, please complete, date, sign and return each one.

IF YOU ARE VOTING IN PERSON AT THE MEETING
Do not complete the proxy form.

VOTING BY PROXY
This is the easiest way to vote. Voting by proxy means that you are giving each person named in section A of the proxy form (proxyholder) the authority to vote your shares for you. If you are voting by proxy, CST Trust Company (CST) or other agents we appoint must receive your signed proxy form or you must have voted by Internet or telephone before 4:45 p.m. (Eastern time) on Monday, May 5, 2014. There are five ways to vote by proxy. See the reverse side of this information sheet for details.

SPECIAL NEEDS
Please let us know if you need any special assistance at the Meeting by calling CST at 1-800-561-0934.

In the proxy form, you and your refer to the holder of BCE Inc. common shares. We, us, our, the Corporation and BCE refer to BCE Inc.
NOTE: The proxy form attached to this information sheet is also to be used by participants in the Corporation’s Employees Savings Plan (ESP).

TO ACCELERATE THE REGISTRATION OF SHAREHOLDERS, PLEASE HAVE THESE INSTRUCTIONS WITH YOU AND PRESENT THEM TO THE SHAREHOLDERS REGISTRATION DESK BEFORE YOU ENTER THE MEETING.	CONTROL NUMBER

RECEIVING DOCUMENTS
ELECTRONICALLY

You can choose to receive future
shareholder communications electronically.

To sign up, visit our website at BCE.ca, click on the  “2014 Annual General Shareholder Meeting” banner, then on the relevant link under the heading “Sign up for electronic delivery”. If you do not sign up for this service, we will continue to send you documents by mail.

CONTROL NUMBER

YOU WILL NEED THIS NUMBER TO VOTE ON
THE INTERNET OR BY TELEPHONE:

FIVE WAYS TO VOTE BY PROXY
ON THE INTERNET Go to CST’s website at proxypush.ca/bce and follow the instructions on screen. You will need your 12-digit control number, found on the left.
BY TELEPHONE
Call 1-866-390-6280 (toll-free in Canada and the United States) or 514-317-2868 (other countries) from a touch-tone phone and follow the instructions.
You will need your 12-digit control number, found on the left.

If you choose to vote by telephone, you cannot appoint anyone other than the directors named in section A of the proxy form as your proxyholder.
BY FAX
Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.

Complete the proxy form, ensuring that you sign and date it, and fax both pages in one transmission to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (other countries).
BY MAIL
Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.

Complete the proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.
BY APPOINTING ANOTHER PERSON TO GO TO THE
MEETING AND VOTE YOUR SHARES FOR YOU
This person does not have to be a shareholder.

Strike out the four names that are printed in section A of the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form and return it to CST as instructed.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

At the Meeting, he or she should see a CST representative.

BCE Inc. Annual general shareholder meeting

Our annual general shareholder meeting will be held
at 9:30 a.m. (Eastern time) on Tuesday, May 6, 2014 at the:

Ottawa Convention Centre
55 Colonel By Drive
Level 2, Ottawa Salon
Ottawa, Ontario K1N 9J2

Beverages will be served.

P. 1

THIS IS YOUR PROXY FORM FOR THE
BCE ANNUAL GENERAL SHAREHOLDER
MEETING ON MAY 6, 2014

PROXY SOLICITED BY AND ON BEHALF OF MANAGEMENT

If you intend to vote by fax or by mail, detach this proxy form by tearing along the perforated line, and complete it, ensuring that you sign and date it in order to exercise your right to vote your shares or to appoint someone else to vote your shares for you at the Meeting. If you wish to vote on the Internet or by telephone, refer to the instructions on the previous page.

This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the Meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any questions about completing this proxy form, please call CST Phoenix Advisors at 1-866-822-1244 for service in English or in French.

COMPLETE THIS SECTION TO APPOINT A PROXYHOLDER	TELL US IF YOU WANT TO RECEIVE FINANCIAL REPORTS

APPOINTING A PROXYHOLDER
By completing this proxy form, you are appointing as your proxyholder

Mr. George A. Cope,
Mr. Thomas C. O’Neill,
Mr. André Bérard, or
Ms. Carole Taylor

who are directors of the Corporation, unless you appoint someone else.

Your proxyholder will attend the Meeting and vote your shares on your behalf. Your proxyholder:

  has the same rights you would have if you attended the Meeting in person, including the right to appoint a substitute proxyholder will vote your shares as you specify in section C. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the Meeting as recommended by the board of directors may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the Meeting or any adjournment.

You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the box below. This person does not have to be a shareholder of the Corporation.

QUARTERLY REPORTS
We will NOT send the Corporation’s quarterly reports to you in 2014 (including Q1-2015), unless you tell us that you want to receive them by checking the box below.

If you do not check the box below or do not return pages 1 and 2 of this proxy form, we will assume that you DO NOT want to receive the Corporation’s quarterly reports in 2014.

Please send me the Corporation’s quarterly reports in 2014

ANNUAL REPORT
By law, we must send you, as a registered shareholder, the Corporation’s annual financial statements and related management’s discussion and analysis (MD&A), unless you tell us that you DO NOT want to receive them by checking the box below.

Please DO NOT send me the Corporation’s annual financial statements and related MD&A
If you check the box above, we will NOT send you the Corporation’s annual financial statements and related MD&A and this instruction will continue from year to year (unless you revoke it).
Please DO send me the Corporation’s annual financial statements and related MD&A

See the information sheet on how to sign up to receive these documents electronically.

If you check the box above (thereby revoking prior instructions) or do not return pages 1 and 2 of this proxy form, we will assume that you DO want to receive the Corporation’s annual financial statements and related MD&A.

We will continue to send you the notice of annual general shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Please complete the other side of this proxy form before faxing or mailing. Please send both pages in one fax transmission.

P. 2

COMPLETE THIS SECTION TO PROVIDE VOTING INSTRUCTIONS
Please check “For”, “Withhold”, “Against” or “Abstain”, as applicable, for each of the following items.
Please print in ink. Use a black or blue pen. Mark your vote with an X as shown in this example.
Voting recommendations are indicated by highlighted text over the boxes.

1.	ELECTION OF DIRECTORS: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR ALL NOMINEES. THE PROPOSED NOMINEES ARE:

	1.	B.K. Allen
	2.	A. Bérard
	3.	R.A. Brenneman
	4.	S. Brochu
	5.	R.E. Brown
	6.	G.A. Cope
	7.	D.F. Denison
	8.	I. Greenberg
	9.	T.C. O’Neill
	10.	J. Prentice
	11.	R.C. Simmonds
	12.	C. Taylor
	13.	P.R. Weiss
2.	APPOINTMENT OF AUDITORS: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM. Deloitte LLP as auditors
3.	ADVISORY VOTE ON EXECUTIVE COMPENSATION:
THE BOARD OF DIRECTORS RECOMMENDS
VOTING FOR THIS ITEM.

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the 2014 management proxy circular dated March 6, 2014 delivered in advance of the 2014 annual general meeting of shareholders of BCE.

4.	SHAREHOLDER PROPOSALS: THE BOARD OF
DIRECTORS RECOMMENDS VOTING AGAINST
ALL PROPOSALS.

Please read these shareholder proposals in full in the accompanying 2014 management proxy circular dated March 6, 2014.

	PROPOSAL No. 1	Risk Management Committee

	PROPOSAL No. 2	Total Executive Compensation Gross Pay Cap at $5,000,000

PLEASE SIGN THIS PROXY FORM

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the Meeting and any adjournment, and to carry out your voting instructions. If you are an individual shareholder, you or your authorized attorney must sign the proxy form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted. For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

SIGNATURE If you do not include a date, we will deem it to be the date that we mailed the proxy form to you.

Please complete the other side of this proxy form before faxing or mailing. Please send both pages in one fax transmission.